Exhibit 99.1

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

ENTRÉE RESOURCES ANNOUNCES NON-BROKERED PRIVATE PLACEMENT

Vancouver, B.C., August 20, 2020 – Entrée Resources Ltd. (TSX: ETG; OTCQB: ERLFF – the “Company” or “Entrée”) is pleased to announce a non-brokered private placement of up to 10,000,000 units of the Company (“Units”) at a price of C$0.43 per Unit for gross proceeds of up to C$4,300,000 (the “Private Placement”).

Each Unit will consist of one common share and one-half of one transferable common share purchase warrant (each whole warrant, a “Warrant”). Each Warrant entitles the holder to purchase one additional common share of the Company at a price of C$0.60 per share for a period of three years following the date of issuance.

The net proceeds from the Private Placement are expected to be used to update the National Instrument 43-101 Technical Report on the Company’s interest in the Entrée/Oyu Tolgoi joint venture property in Mongolia (the “Entrée/Oyu Tolgoi JV Property”) and for general corporate purposes.

Closing of the Private Placement is anticipated to occur in the third quarter of 2020 and is subject to receipt of all necessary regulatory approvals including acceptance by the Toronto Stock Exchange. The securities issued in connection with the Private Placement will be subject to a hold period of four months plus one day from the date of issuance, in accordance with applicable securities laws.

Certain insiders of the Company may acquire Units under the Private Placement. Any participation by insiders in the Private Placement would constitute a “related party transaction” as defined under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). However, such participation would be exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 based on the fact that neither the fair market value of the Units subscribed for by the insiders, nor the consideration paid by such insiders for the Units, would exceed 25% of the Company’s market capitalization.

The securities being offered pursuant to the Private Placement have not been, and will not be registered under the United States Securities Act of 1933, as amended, or state securities laws and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. federal and state registration or an applicable exemption from the U.S. registration requirements. This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States.

ABOUT ENTRÉE RESOURCES LTD.

Entrée Resources Ltd. is a Canadian mining company with a unique carried joint venture interest on a significant portion of one of the world’s largest copper-gold projects – the Oyu Tolgoi project in Mongolia. Entrée has a 20% or 30% carried participating interest in the Entrée/Oyu Tolgoi JV Property, depending on the depth of mineralization. Sandstorm Gold, Rio Tinto and Turquoise Hill Resources are major shareholders of Entrée, holding approximately 21%, 9% and 8% of the shares of the Company, respectively. More information about Entrée can be found at www.EntreeResourcesLtd.com.

FURTHER INFORMATION

David Jan

Investor Relations

Entrée Resources Ltd.

Tel: 604-687-4777 | Toll Free: 1-866-368-7330

E-mail: djan@EntreeResourcesLtd.com

This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws with respect to the proposed Private Placement; anticipated closing of the proposed Private Placement; anticipated use of proceeds; the potential filing of an updated Technical Report on the Company’s interest in the Entrée/Oyu Tolgoi JV Property; and other matters that may occur in the future.

In certain cases, forward-looking statements and information can be identified by words such as "plans", "expects" or "does not expect", "is expected", "budgeted", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur" or "be achieved". While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are based on numerous assumptions regarding present and future business strategies; the correct interpretation of agreements, laws and regulations; local and global economic conditions and negotiations and the environment in which Entrée will operate in the future, including commodity prices, projected grades, projected dilution, anticipated capital and operating costs, anticipated future production and cash flows; the anticipated location of certain infrastructure and sequence of mining within and across panel boundaries; the construction and continued development of the Oyu Tolgoi underground mine; and the status of Entrée’s relationship and interaction with the Government of Mongolia, Oyu Tolgoi LLC ("OTLLC"), Rio Tinto and Turquoise Hill Resources. With respect to the construction and continued development of the Oyu Tolgoi underground mine, important risks, uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information include, amongst others, the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long term domestic power source for Oyu Tolgoi (or the availability of financing for OTLLC or the Government of Mongolia to construct such a source); the potential impact of COVID-19; the ability of OTLLC to secure and draw down on the supplemental debt under the Oyu Tolgoi project finance facility and the availability of additional financing on terms reasonably acceptable to OTLLC, Turquoise Hill Resources and Rio Tinto to further develop Oyu Tolgoi; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practises in Mongolia; delays, and the costs which would result from delays, in the development of the underground mine; the status of the relationship and interaction between OTLLC, Rio Tinto and Turquoise Hill Resources with the Government of Mongolia on the continued operation and development of Oyu Tolgoi and OTLLC internal governance; the anticipated location of certain infrastructure and sequence of mining; projected copper, gold and silver prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi underground mine.

Other risks, uncertainties and factors which could cause actual results, performance or achievements of Entrée to differ materially from future results, performance or achievements expressed or implied by forward-looking statements and information include, amongst others, unanticipated costs, expenses or liabilities; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; the outcome of the definitive estimate review; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; regulatory restrictions (including environmental regulatory restrictions and liability); risks related to international operations, including legal and political risk in Mongolia; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures; risks related to the potential impact of global or national health concerns, including the COVID-19 (coronavirus) pandemic; inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; fluctuations in commodity prices and demand; changing foreign exchange rates; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; activities, actions or assessments by Rio Tinto, Turquoise Hill Resources or OTLLC and by government authorities including the Government of Mongolia; the availability of funding on reasonable terms; the impact of changes in interpretation to or changes in enforcement of laws, regulations and government practices, including laws, regulations and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as water, skilled labour, transportation and appropriate smelting and refining arrangements; unanticipated reclamation expenses; changes to assumptions as to the availability of electrical power, and the power rates used in operating cost estimates and financial analyses; changes to assumptions as to salvage values; ability to maintain the social licence to operate; accidents, labour disputes and other risks of the mining industry; global climate change; title disputes; limitations on insurance coverage; competition; loss of key employees; cyber security incidents; misjudgements in the course of preparing forward-looking statements; as well as those factors discussed in the Company’s most recently filed MD&A and in the Company’s Annual Information Form for the financial year ended December 31, 2019, dated March 13, 2020 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.